SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-5480

    A. Full title of the plan and the address of the plan, if different for that the issuer named below:

                    ELCO THERMOPLASTICS INC.
                    PROFIT SHARING PLAN
                    1111 Samuelson Road
                    P.O. Box 7009
                    Rockford, Illinois  61125

    B. Name of issuer of securities held pursuant to the plan and address of its principal executive office:

                      TEXTRON INC.
                      40 Westminster Street
                      Providence, Rhode Island  02903







                              Financial Statements
                           and Supplemental Schedules


                            Elco Thermoplastics, Inc.
                               Profit Sharing Plan


                     Years ended December 31, 1996 and 1995


                  Elco Thermoplastics, Inc. Profit Sharing Plan

                            Financial Statements and
                             Supplemental Schedules


                     Years ended December 31, 1996 and 1995




                                    Contents

Report of Independent Auditors                                             1

Audited Financial Statements

Statements of Net Assets Available for Benefits with Fund Information 2 Statements of Changes in Net Assets Available for Benefits with Fund
Information                                                                4
Notes to Financial Statements                                              6


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes                 12
Line 27d--Schedule of Reportable Transactions                             13





                         Report of Independent Auditors

Elco Thermoplastics, Inc. Profit Sharing Plan
Administration Committee

We have audited the accompanying statements of net assets available for benefits of the Elco Thermoplastics, Inc. Profit Sharing Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the PlanOs management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of LaborOs Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 23, 1997

                  Elco Thermoplastics, Inc. Profit Sharing Plan

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1996


                                                                        Fund Information
                                                    Money                                 Textron
                                                   Market      Balanced      Equity        Stock        Loan
                                                    Fund         Fund         Fund         Fund        Account       Total
Assets
Investments, at fair value (Note 4):
Parkstone Equity Income Fund                      $       -    $  273,059    $        -    $        -    $       -     $ 273,059
Parkstone Bond Fund                                       -       497,421             -             -            -       497,421
Parkstone Small Capitalization
  Value Fund                                              -        54,504             -             -            -        54,504
Parkstone Mid Capitalization Value Fund
(formerly the Parkstone Equity Fund)                      -       104,175     1,036,984             -            -     1,141,159
Parkstone International Discovery Fund                    -       111,247             -             -            -       111,247
Parkstone Government Money Market Fund              523,856       100,504         9,281             -            -       633,641
Parkstone Prime Obligations Money Market Fund             -             -             -         7,407            -         7,407
Textron Inc. Common Stock                                 -             -             -       563,898            -       563,898
Participant loans                                         -             -             -             -        4,001         4,001
Total investments                                   523,856     1,140,910     1,046,265       571,305        4,001     3,286,337

Receivables:
Employer's contribution                              56,522        92,375       107,327        79,476            -       335,700
Participant contributions                             3,020         6,189         9,069         6,399            -        24,677
Accrued income                                        1,755           280            11         2,673          494         5,213
Other                                                   307            84            84            42            -           517
Total receivables                                    61,604        98,928       116,491        88,590          494       366,107
Total assets                                        585,460     1,239,838     1,162,756       659,895        4,495     3,652,444

Liabilities
Overdraft                                                 -             -             -             -       36,060        36,060
Other                                                 8,197         4,164         2,889         5,320            -        20,570
Total liabilities                                     8,197         4,164         2,889         5,320       36,060        56,630
Net assets available for benefits                  $577,263    $1,235,674    $1,159,867      $654,575     $(31,565)   $3,595,814

See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1995


                                                            Fund Information
                                           Money
                                          Market        Balanced        Equity          Loan
                                           Fund           Fund           Fund          Account         Total
Assets
Investments, at fair value
 (Note 4):
Parkstone Bond Fund                      $       -       $ 345,610          $    -      $         -     $   345,610
Parkstone Small Capitalization
  Value Fund                                     -          59,611               -                -          59,611
Parkstone Mid Capitalization
  Value Fund (formerly the
  Parkstone Equity Fund)                         -         239,802         498,461                -         738,263
Parkstone Government Money
  Market Fund                              410,473          23,284           6,265           13,105         453,127
Participant loans                                -               -               -            7,247           7,247
Total investments                          410,473         668,307         504,726           20,352       1,603,858

Receivables:
Employer's contribution                     95,105          91,055          64,390                -         250,550
Participant contributions                    2,142           2,468           1,995                -           6,605
Accrued income                               1,781              93              21               39           1,934
Other interfund receivable
  (payable)                                  3,298           2,989           1,417           (7,704)              -
Other                                            -               -               -               99              99
Total receivables                          102,326          96,605          67,823           (7,566)         259,188
Total assets                               512,799         764,912         572,549           12,786        1,863,046

Liabilities
Other                                            -               -               -            5,539           5,539
Total liabilities                                -               -               -            5,539           5,539
Net assets available for benefits         $512,799        $764,912        $572,549          $ 7,247      $1,857,507

See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits
                              with Fund Information

                          Year ended December 31, 1996


                                                                Fund Information
                                          Money                                   Textron
                                          Market      Balanced       Equity        Stock         Loan
                                           Fund         Fund          Fund         Fund        Account        Total
Additions to net assets attributed to:
Investment income:
Interest and dividends                 $ 15,553     $   91,421    $   296,781     $ 4,765      $  7,678       $416,198
Net appreciation (depreciation) in
fair value of investments (Note 4)            -         26,810       (200,012)      47,721            -      (125,481)

                                         15,553        118,231         96,769       52,486        7,678       290,717
Contributions:
Employer                                 70,828        117,683        132,492       88,805                    409,808
Participants                             43,290         82,418         98,742       38,752                    263,202
                                        114,118        200,101        231,234      127,557            -       673,010
Total additions                         129,671        318,332        328,003      180,043        7,678       963,727

Deductions from net assets attributed
to:
Benefits paid to participants            50,036         72,347         38,004          534            -        160,921
Other                                       391         (1,892)        (4,943)        (273)      48,771         42,054
Total deductions                         50,427         70,455         33,061          261       48,771        202,975
Net increase (decrease) before
 transfers                               79,244        247,877        294,942      179,782      (41,093)       760,752

Transfer from Elco Textron Inc.
 Employee Stock Ownership Plan
 (Note 1)                               175,898        313,534        305,501      182,622            -        977,555
Interfund transfers, net               (190,678)       (90,649)       (13,125)     292,171        2,281              -
Net increase (decrease)                  64,464        470,762        587,318      654,575      (38,812)     1,738,307

Net assets available for benefits at
 beginning of year                      512,799        764,912        572,549            -        7,247      1,857,507
Net assets available for benefits at
end of year                            $577,263     $1,235,674     $1,159,867      $654,575    $(31,565)    $3,595,814



See accompanying notes.


                  Elco Thermoplastics, Inc. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits
                              with Fund Information

                          Year ended December 31, 1995


                                                            Fund Information
                                           Money
                                          Market        Balanced        Equity          Loan
                                           Fund           Fund           Fund          Account         Total
Additions to net assets attributed to:
Investment income:
Interest and dividends                 $ 18,934     $    35,754       $ 17,624         $  906         $73,218
Net appreciation in fair value of
   investments                                -          84,603         92,958              -         177,561
                                         18,934         120,357        110,582            906         250,779
Contributions:
Employer                                 116,216        116,682         82,554              -          315,452
Employee                                  59,334         71,523         58,768              -          189,625
                                         175,550        188,205        141,322              -          505,077
Total additions                          194,484        308,562        251,904            906          755,856

Deductions from net assets attributed
to:
Benefits paid to participants             19,562         61,136         29,859              -          110,557
Total deductions                          19,562         61,136         29,859              -          110,557
Net increase before transfers            174,922        247,426        222,045            906          645,299

Interfund transfers, net                 (41,863)        47,900          (9,637)         3,600               -
Net increase                             133,059        295,326         212,408          4,506         645,299

Net assets available for benefits at
 beginning of year                       379,740        469,586         360,141          2,741       1,212,208
Net assets available for benefits at
end of year                             $512,799       $764,912        $572,549         $7,247      $1,857,507



See accompanying notes.

1.  Description of the Plan

The following brief description of the Elco Thermoplastics, Inc. Profit Sharing Plan (the Plan) (formerly the Thermoplastics, Inc. Profit Sharing Plan) is provided for general information only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Thermoplastics, Inc. (the Company), a subsidiary of Elco Textron Inc., and to provide for participant tax-deferred savings under
Section 401(k) of the Internal Revenue Code (IRC). All full-time employees of the Company with one year of service are eligible to participate in the Plan. Participants have a 100% vested interest in their account balances. The Plan allows participants to borrow funds from their individual accounts under terms specified in the Plan.

Effective  June  30, 1996, the Elco Textron Inc. Employee Stock  Ownership  Plan
(ESOP) was terminated. Accordingly, the assets of the ESOP were transferred into the participants' new or existing accounts in the Elco Textron Inc. Profit Sharing and Savings Plan, the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc., the Anchor Wire Inc. Retirement Plan, or the Plan, as applicable. Assets distributed to the Plan were distributed to the participants' investment funds as directed by each participant.

Contributions

Active participants may make contributions as defined in the Plan. Such contributions may be in the form of Employee Deferral Contributions (as a percentage of the participant's compensation) or Nondeductible Employee Contributions. The Company will contribute an amount equal to 50% of the first 3% of Employee Deferral Contributions. Additional Company contributions may be made at the sole discretion of the Board of Directors. The Company made a discretionary contribution of $130,000 in the year ended December 31, 1996.

1.  Description of the Plan (continued)

Participant Loans

Participants may borrow an amount that does not exceed the lesser of $50,000 or one-half the nonforfeitable value of their account balance. Loans must be repaid within five years and bear interest at the current prime rate.

Investment Option

Effective July 1, 1996, participants were granted the option of investing in the Textron Stock Fund, which is invested exclusively in Textron Inc. common stock. Cash dividends, if any, on Textron common stock will be reinvested in shares of Textron common stock. Fractional interests in the shares of Textron common stock held by the Textron Stock Fund are allocated to participants' accounts.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 10% increments in any of the four investment options:

   Money Market Fund - Funds are invested in the Parkstone Prime Obligations Fund, a mutual fund, which invests in short-term U.S. Treasury bills or notes as well as other short-term obligations issued by or guaranteed by the U.S. Government and other short-term obligations.

   Balanced Fund - Funds are invested in the Employee Benefit_Class III Fund, which invests in a combination of mutual funds which invest in common stocks, high and medium grade corporate bonds, government securities and other fixed income securities.

   Equity Fund - Funds are primarily invested in the Parkstone Mid-Capitalization Value Fund, a mutual fund, which invests in common stocks and securities convertible into common stocks.

   Textron Stock Fund - Funds are primarily invested exclusively in Textron Inc. common stock.

Participants may change their investment options January 1 and July 1.

1.  Description of the Plan (continued)

Allocations

Employee contributions and the CompanyOs matching contribution are allocated to each respective participant account. The additional Company contribution, if any, is allocated to participant accounts based on participant compensation, as defined by the Plan, and their years of service in relation to the total of such amounts for all participants.

Earnings within each fund are allocated semiannually in the proportion that each participantOs beginning account balance (restated for transfers), plus one-half of employee contributions made during the six-month period, bears to the total of such amounts for all participants.

Benefit Payments

The benefit to which a participant is entitled is the benefit that can be provided from the participantOs account balance. On termination of service, a participant may elect to receive either a lump-sum amount equal to the participantOs account balance, or annual installments over a period of time as defined by the Plan.

2.  Significant Accounting Policies

Valuation of Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Textron Inc. common stock is valued at the last reported sales price on the last business day of the plan year. The Government Money Market Fund and participant loans are valued at cost which approximates fair value.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Significant Accounting Policies (continued)

Administrative Expenses

Certain services are provided to the Plan without charge, and administrative expenses are paid by the Company.

3.  Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

4.  Investments

The Plan's investments are held in a bank-administered trust fund. The following table presents the estimated fair values of individual investments that are 5% or more of the PlanOs net assets at DecemberE31, 1996 and 1995.
                                                              December 31
                                                          1996          1995

Parkstone Government Money Market Fund               $  633,641      $453,127
Parkstone Equity Income Fund                            273,059             -
Parkstone Bond Fund                                     497,421       345,610
Parkstone Mid Capitalization Value Fund (formerly
the Parkstone Equity Fund)                            1,141,159       738,263

Textron Inc. Common Stock                               563,898             -

4.  Investments (continued)

The PlanOs investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by $(125,481) and $177,561, as follows:

                                                       Year ended December 31
                                                         1996         1995
Investments at fair value as determined by quoted market
 prices:
Parkstone Equity Income Fund                         $(17,215)      $      -
Parkstone Bond Fund                                    (6,291)        28,558
Parkstone Small Capitalization Fund                    11,223         10,131
Parkstone Mid Capitalization Value Fund (formerly the
   Parkstone Equity Fund)                            (166,026)       138,872
Parkstone International Discovery Fund                  5,107              -
Textron Inc. Common Stock                              47,721              -
                                                    $(125,481)      $177,561

5.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            December 31
                                                         1996         1995
Net assets available for benefits per the financial
 statements                                           $3,595,814   $1,857,507
Amounts allocated to withdrawn participants              (57,672)           -
Net assets available for benefits per the Form 5500   $3,538,142   $1,857,507

5.  Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                          Year ended
                                                         December 31
                                                             1996

Benefits paid to participants per the financial          $  160,921
statements
Add:  Amounts allocated on Form 5500 to withdrawn
participants at December 31, 1996                            57,672

Benefits paid to participants per the Form 5500          $  218,593

Amounts  allocated to withdrawn participants are recorded on the  Form  5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

6.  Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee, and the common stock of Textron Inc., the ultimate parent company of the Company.

7.  Tax Status

The Internal Revenue Service ruled on June 12, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                             Supplemental Schedules

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                         Description of
     Identity of Issue, Borrower,       Investment, Rate                   Current
       Lessor, or Similar Party           of Interest         Cost          Value

Mutual Funds:
Parkstone Government Money Market Fund*    633,641 units    $ 633,641      $ 633,641
Parkstone Prime Obligation Money Market
  Fund*                                     7,407 shares        7,407          7,407
Parkstone Equity Income Fund*              16,370 shares      290,811        273,059
Parkstone Bond Fund*                       51,228 shares      494,688        497,421
Parkstone Small Capitalization Value        1,873 shares       46,314         54,504
Fund*
Parkstone Mid Capitalization Value Fund*   73,909 shares    1,277,265      1,141,159
Parkstone International Discovery Fund*     7,512 shares      106,140        111,247

Textron Inc. Common Stock*                  5,983 shares      516,429        563,898

Participant loans*                        7.33% to 9.25%        4,001          4,001
                                                           $3,376,696     $3,286,337

*  Indicates party-in-interest to the Plan.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

                  Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                               Current
                                                                                Value        Net
   Identity of         Description of       Purchase    Selling    Cost of    of Asset on   Gain
  Party Involved           Assets            Price       Price      Asset     Transaction  (Loss)
                                                                                 Date

Category (i)--Individual transactions in excess of 5% of plan assets

Parkstone Government
Money Market Fund*  Purchase of 181,148 units $181,148             $181,148     $181,148
                    Purchase of 193,960 units  193,960              193,960      193,960
                    Purchase of 225,677 units  225,677              225,677      225,677
                    Purchase of 253,295 units  253,295              253,295      253,295
                    Purchase of 794,933 units  794,933              794,933      794,933
                    Sale of 176,781 units              $176,781     176,781       176,781
                    Sale of 794,933 units               794,933     794,933       794,933
                    Sale of 227,850 units               227,850     227,850       227,850

Parkstone Equity    Purchase of 18,654
Income Fund*        shares                     332,780              332,780       332,780

Parkstone Bond Fund* Purchase of 12,993
                     shares                    123,563              123,563       123,563

Parkstone Mid-
Capitalization      Purchase of 10,444
Fund*                shares                    226,537              226,537       226,537
                    Purchase of 18,848
                     shares                    296,291                296,291     296,291
                    Sale of 12,055 shares                276,783      193,610     276,783    $83,173

Parkstone
International       Purchase of 7,509
Discovery Fund*      shares                    106,107                106,107     106,107

Textron Inc.Common  Purchase of 2,132
Stock*               shares                    182,604                182,604     182,604
                    Purchase of 3,381
                     shares                    292,034                292,034     292,034

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

            Line 27d--Schedule of Reportable Transactions (continued)

                                                                               Current
                                                                                Value        Net
   Identity of         Description of       Purchase    Selling    Cost of    of Asset on   Gain
  Party Involved           Assets            Price       Price      Asset     Transaction  (Loss)
                                                                                 Date

Category (iii)_Series of transactions in excess of 5% of plan assets

Parkstone Government Purchased 2,574,504
 Money Market        units in 153
 Fund*               transactions            2,574,504              2,574,504   2,574,504
                     Sale of 2,393,990
                     units in 94
                     transactions                       2,393,990   2,393,990   2,393,990

Parkstone Prime
 Obligation Money   Purchased 530,128
 Market Fund*        units in 12
                     transactions              530,128                530,128     530,128
                     Sale of 522,721 units
                     in 9 transactions                    522,721     522,721     522,721

Parkstone Equity   Purchased 20,206 units
 Income Fund*       in 6 transactions          359,245                359,245     359,245
                   Sale of 3,836 units
                    in 1 transaction                       68,971      68,434      68,971     537

Parkstone Bond      Purchased 20,771 units
  Fund*              in 16 transactions          198,141              198,141    198,141
                    Sale of 4,173 units
                     in 5 transactions                     40,039      40,402     40,039      (363)
                     transactions

Parkstone Mid-
 Capitalization
 Fund*              Purchased 46,128
 (previously         units in 22
 Parkstone           transactions                863,987                863,987     863,987
 Equity Fund)
                    Sale of 12,917 units
                     in 9 transactions                     295,064      204,785     295,064  90,279

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

            Line 27d--Schedule of Reportable Transactions (continued)

                                                                               Current
                                                                                Value        Net
   Identity of         Description of       Purchase    Selling    Cost of    of Asset on   Gain
  Party Involved           Assets            Price       Price      Asset     Transaction  (Loss)
                                                                                 Date

Category (iii)_Series of transactions in excess of 5% of plan assets (continued)

Parkstone
 International      Purchased 7,512
 Discovery Fund*     shares in
                     2 transactions            106,140                106,140     106,140

Textron Inc. Common Purchased 6,051
 Stock*              shares in
                     8 transactions            522,299                522,299     522,229
                    Sale of 68 shares in
                     2 transactions                        6,123        5,870       6,123      253


There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1996.

*Indicates party-in-interest to the Plan.






                                   SIGNATURES

       The  Plan.   Pursuant to the requirements of the Securities Exchange  Act of  1934,  the  trustees  (or other persons who administer  the  employee benefit  plan)  have duly caused this annual report to be signed  on  its behalf by the undersigned hereunto duly authorized.

                                       ELCO THERMOPLASTICS INC. PROFIT
                                       SHARING PLAN

                                       ELCO TEXTRON INC., Plan Administrator



     DATE: June 25, 1997                By: /s/ Kenneth L. Heal
                                       Secretary/Treasurer





                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form
S-8   No.  333-07121)  pertaining to the Elco Thermoplastics, Inc. Profit
Sharing Plan of Textron Inc. of our report dated June 23, 1997, with respect  to the  financial statements and schedules of the Elco Thermoplastics, Inc.
Profit Sharing Plan included in this Annual Report (Form 11-K) for the year  ended
December 31, 1996.




                                 ERNST & YOUNG LLP


Providence, Rhode Island
June 25, 1997


